UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-180779-10

Morgan Stanley Bank of America Merrill Lynch Trust 2014-C17

(Exact name of issuing entity as specified in its charter)

Morgan Stanley Capital I Inc.

(Exact name of the registrant as specified in its charter)

1585 Broadway, New York, NY 10036, (212) 761-4000

(Address, including zip code, and telephone number, of principal executive offices of the registrant)

Class A-1, Class A-2, Class A-SB, Class A-3, Class A-4, Class A-5

Class X-A, Class A-S, Class B, Class PST and Class C

(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☒

Approximate number of holders of record as of the certification or notice date: 0 Holders

Pursuant to the requirements of the Securities Exchange Act of 1934, Morgan Stanley Capital I Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 15, 2025

By: /s/ Jane Lam

Jane Lam, President